Exhibit 99.28

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Keegan Resources Inc. (the “Company”)
Suite 600 – 1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5

Item 2 Date of Material Change

February 17, 2011

Item 3 News Release

The news release was disseminated in Vancouver, British Columbia on February 17, 2011 through various approved public media.

Item 4 Summary of Material Change

The Company closed its short form prospectus bought deal share offering of 28,405,000 common shares, which includes 3,705,000 common shares issued on exercise of the over-allotment option, at an issue price of $7.50 per share for gross proceeds of $213,037,500.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company closed its short form prospectus bought deal share offering of 28,405,000 common shares, which includes 3,705,000 common shares issued on exercise of the over-allotment option, at an issue price of $7.50 per share for gross proceeds of $213,037,500. The offering was conducted by a syndicate of underwriters led by Canaccord Genuity Corp. and Clarus Securities Inc., and including Dundee Securities Corp., BMO Nesbitt Burns Inc. and CIBC (the "Underwriters").

As part of their compensation, Keegan issued to the Underwriters underwriters' warrants to purchase up to 284,050 common shares of Keegan at the price of $7.50 per share for a period of 24 months after the closing.

5.2 Disclosure of Restructuring Transaction

Not applicable.

Item 6 Reliance on Subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) of NI 51-102.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Maurice Tagami, President and CEO
Phone (604) 683-8193

Item 9 Date of Report

February 21, 2011